UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 35th Fiscal Year : Approved as originally submitted

The 35th Fiscal Year (Fiscal Year ended December 31, 2018)

(in millions of Won, except for basic earnings per share)

Consolidated	• Total Assets	42,369,111	• Operating Revenue	16,873,960
	• Total Liabilities	20,019,861	• Operating Income	1,201,760
	• Share Capital	44,639	• Profit for the Year	3,131,988
	• Total Equity	22,349,250	• Basic Earnings per Share (Won)	44,066

Separate	• Total Assets	28,848,023	• Operating Revenue	11,705,639
	• Total Liabilities	11,960,536	• Operating Income	1,307,494
	• Share Capital	44,639	• Profit for the Year	933,902
	• Total Equity	16,887,487	• Basic Earnings per Share (Won)	13,000

(1)	Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2)	Opinion of independent auditors: Unqualified

< Approval of Cash Dividends>

(in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	9,000
			Interim Dividends	1,000
	Total Cash Dividend			717,437,612,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	3.7
			Preferred Stock	—

2.	Amendments to the Articles of Incorporation : Approved as originally submitted

Before the Amendments	After the Amendments	Remarks

Article 7. Classes and Types of Shares

The classes of shares to be issued by the Company shall be common shares and preferred shares, both of which shall be in registered form. Share certificates to be issued by the Company shall be in eight denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares (amended on August 14, 1989).

Article 7. Classes of Shares The classes of shares to be issued by the Company shall be common shares and preferred shares (amended on March 26, 2019).

•  To delete the wording with respect to the types of shares in compliance with the mandatory electronic registration under the new laws on the electronic registration of shares and subscription right certificates (the “New Law”).

•  To translate the Chinese words to Korean.

Article 9. No Issuance of Shares Certificates Pursuant to a Shareholder’s request, the Company may not issue share certificates for all or part of the shares owned by such Shareholder.	Article 9. No Issuance of Shares Certificates (deleted on March 26, 2019)	• To delete this Article in compliance with the mandatory electronic registration under the New Law. • To translate the Chinese words to Korean.

<Newly established>

Article 9-2. Electronic Registration of Rights Indicated in Shares and Subscription Rights Certificates

Instead of issuing the share certificates and subscription right certificates, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the shares and subscription right certificates (newly established on March 26, 2019).

• To add this Article in accordance with the New Law.

Article 12. Transfer Agent

① The company shall designate a transfer agent (amended on August 14, 1989).

② The transfer agent, the location where its services are to be rendered and the scope of its duties shall be determined by the Board of Directors of the Company and shall be publicly announced (amended on August 14, 1989).

	(Same as the present text)	• To translate the Chinese words to Korean.

③ The Company shall keep the Register of Shareholders, or a duplicate thereof, at the location where the transfer agent performs its duties. The transfer agent shall handle the activities of making entries in the Registry of Shareholders, registering the creation and cancellation of pledges over shares, issuing share certificates, receiving reports and other related business (amended on August 14, 1989).

④ The procedures for the activities referred to in Paragraph (3) above will comply with the relevant regulations on the Transfer Agent (amended March 23, 2012).

③ The Company shall keep the Register of Shareholders, or a duplicate thereof, at the location where the transfer agent performs its duties. The transfer agent shall handle the activities of electronic registration, the management of the shareholder list, and other matters related to the stock (amended on March 26, 2019).

④ (Same as present text)

•  To incorporate making entries in the Registry of Shareholders into electronic registration, and to convert the system of pledges over shares into electronic registration thereof.

•  To translate the Chinese words to Korean.

Article 13. Report of Name, Address and Seal or Signature of Shareholders, etc. ① (Text omitted) ② (Text omitted) ③ (Text omitted) ④ (Text omitted)	Article 13. Report of Name, Address and Seal or Signature of Shareholders, etc. (deleted on March 26, 2019)	• To delete this Article as it is no more necessary to report the relevant information of shareholders under the New Law. • To translate the Chinese words to Korean.

Article 17. Applicable Provisions regarding Issuance of Bonds

The provisions of Articles 12 and 13 shall apply mutatis mutandis to the issuance of bonds (amended on March 15, 1996).

② (Text omitted)

③ (Text omitted)

④ (Text omitted)

	Article 17. Applicable Provisions regarding Issuance of Bonds The provisions of Article 12 shall apply mutatis mutandis to the issuance of bonds (amended on March 26, 2019).	• To revise this Article in accordance with the deletion of Article 13. • To translate the Chinese words to Korean.

<Newly established>

Article 17-3. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing the bond certificates and subscription warrants, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the bonds and subscription warrants (newly established on March 26, 2019).

• To add this Article in accordance with the New Law. • To translate the Chinese words to Korean.

<Newly established>

Addendum No. 27 (as of March 26, 2019)

Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 26, 2019. However, the amended provisions of Articles 7, 9, 9-2, 12, 13, 17, 17-3 (except those translated to Korean) shall take effect as of the effective date of the Act on Electronic Registration of Stocks, Bonds, Etc. ..

• To add this Addendum No., 27 as a transitional provision in accordance with the effective date of the New Law.

*	In addition to the Articles listed above, all Chinese characters appeared in the old version of Articles and Provisions were converted into Korean characters.

3.	Ratification of Stock Option Grant : Approved as originally submitted

1.	Recipients : Ha, Seong Ho / Ha, Hyung Il / Park, Jin Hyo / Yoon, Poong Youn

Recipients	Title	Number of Shares
Ha, Seong Ho	Head of Corporate Relation Center	1,369
Ha, Hyoung Il	Head of Corporate Development Center	1,564
Park, Jin Hyo	Head of ICT R&D Center	1,300
Yoon, Poong Young	Head of Corporate Center	1,244

2.	Share Type : Common Share (treasury shares), balance settlement

3.	Grant Date : February 22, 2019

4.	Total Number of Shares : 5,477 shares

5.	Exercise Period : February 23, 2021 ~ February 22, 2024

6.

Exercise Price : Won 265,260. This price was calculated as the arithmetic mean of the volume weighted average closing prices from the following periods prior to the grant date: two months, one month and one week.

7.	Other Noteworthy Matters

a.

The exercise price and the number of shares to be granted may be adjusted pursuant to the stock option grant agreement or by the resolution by the board of directors, if there is a capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the Grant Date

b.	Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

4.	Stock Option Grant : Approved as originally submitted

1.	Structure

(1)	Recipient : Ryu, Young Sang (Executive Director and Head of MNO Business)

(2)	Share Type : Common Share (treasury shares), balance settlement

(3)	Grant Date : March 26, 2019

(4)	Number of Shares : 1,734 shares

(5)	Exercise Period : March 27, 2021 ~ March 26, 2024

(6)

Exercise Price : Won 254,310. This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week

2.	Overview of Conditions

•

The exercise price and the number of shares may be adjusted through the stock option grant agreement or the resolution by the board of directors if there is a capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the Grant Date.

•	Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

5.	Approval of the Appointment of an Independent Not-Executive Director : Approved as originally submitted

Name	Term	Profile	Remarks

Kim, Seok-Dong	3 years

☐  Education

•  B.A. in Business Administration, Seoul National University(’78)

☐  Career

•  Chairman, JIPYONG Institute of Humanities and Society (’15 ~ Present)

•  Chairman, Financial Services Commission (’11~ ’13)

•  Vice Minister, Ministry of Finance and Economy (’07~’08)

•  Vice Chairman, Financial Supervisory Commission (’06~’07)

New Appointment

6.	Approval of the Appointment of a member of the Audit Committee : Approved as originally submitted

Name	Term	Profile	Remarks
Kim, Seok-Dong	3 years

☐  Education

•  B.A. in Business Administration, Seoul National University(’78)

☐  Career

•  Chairman, JIPYONG Institute of Humanities and Society (’15 ~ Present)

•  Chairman, Financial Services Commission (’11~ ’13)

•  Vice Minister, Ministry of Finance and Economy (’07~’08)

•  Vice Chairman, Financial Supervisory Commission (’06~’07)

New Appointment

7.	Approval of Ceiling Amount of the Remuneration for Directors : Approved as originally submitted.

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2018	Fiscal year 2019
Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 26, 2019